Pricing Term Sheet	Issuer Free Writing Prospectus
Dated March 1, 2021	Filed Pursuant to Rule 433

Registration Statement No. 333-235473

Supplementing the Preliminary

Prospectus Supplement dated March 1, 2021

(To Prospectus dated December 12, 2019)

Kennedy-Wilson, Inc.

4.750% Senior Notes due 2029

5.000% Senior Notes due 2031

The information in this pricing term sheet relates to the offering (the “Offering”) of the 4.750% Senior Notes due 2029 of Kennedy- Wilson, Inc. (the “Issuer”) and the 5.000% Senior Notes due 2031 of the Issuer and should be read together with the preliminary prospectus supplement dated March 1, 2021 relating to the Offering (the “Preliminary Prospectus Supplement”) and the prospectus dated December 12, 2019, including the documents incorporated by reference therein, relating to Registration Statement No. 333-235473. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

The Issuer has increased the size of the Offering to $100,000,000 aggregate principal amount of its 4.750% Senior Notes due 2029 and $100,000,000 aggregate principal amount of its 5.000% Senior Notes due 2031. Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus Supplement to reflect such increase.

Issuer	Kennedy-Wilson, Inc. (the “Issuer”)

Securities	4.750% Senior Notes due 2029 (the “2029 Notes”) and 5.000% Senior Notes due 2031 (the “2031 Notes” and, together with the 2029 Notes, the “Notes”).

The Notes will be additional notes issued under the Indenture pursuant to which the Issuer previously issued $500,000,000 aggregate principal amount of 4.750% Senior Notes due 2029 and $500,000,000 aggregate principal amount of 5.000% Senior Notes due 2031 (the “Initial Notes”).

Principal Amount:
2029 Notes	$100,000,000
2031 Notes	$100,000,000

Format	SEC Registered

Maturity:
2029 Notes	March 1, 2029

2031 Notes	March 1, 2031

Coupon (Interest Rate):
2029 Notes	4.750% per annum
2031 Notes	5.000% per annum

Public Offering Price:
2029 Notes	102.250% per 2029 Note, plus accrued interest
2031 Notes	102.000% per 2031 Note, plus accrued interest
Accrued interest on the Notes will be paid by the purchasers of the Notes from and including February 11, 2021 to, but excluding, the Settlement Date of the Notes.

Gross Proceeds:
2029 Notes	$102,250,000
2031 Notes	$102,000,000

Yield to Worst:
2029 Notes	4.241% per annum
2031 Notes	4.695% per annum

Yield to Maturity:
2029 Notes	4.411% per annum
2031 Notes	4.745% per annum

Interest Payment Dates	March 1 and September 1, beginning on September 1, 2021

Record Dates	February 15 and August 15

Optional Redemption	Callable during the 12-month period commencing on March 1 of the years, and at the prices (expressed as percentages of the principal amount), set forth below corresponding to the applicable series of Notes:

2029 Notes		2031 Notes
Period	Redemption Price	Period	Redemption Price
2024	102.375%	2026	102.500%
2025	101.188%	2027	101.667%
2026 and thereafter	100.000%	2028	100.833%
		2029 and thereafter	100.000%

Optional Redemption with
Equity Proceeds	Prior to March 1, 2024, up to 40.0% at a redemption price equal to 104.750% (in the case of the 2029 Notes) or 105.000% (in the case of the 2031 Notes) of the aggregate principal amount thereof (including the Notes of the applicable series described herein), plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption	At any time prior to March 1, 2024 (in the case of the 2029 Notes) or March 1, 2026 (in the case of the 2031 Notes), the Issuer may redeem the Notes, in whole or in part, at a “make-whole” premium, plus accrued and unpaid interest to the redemption date. The “make-whole” will be determined as described in the Preliminary Prospectus Supplement under the caption “Description of the Notes—Optional Redemption.”

Trade Date	March 1, 2021

Settlement Date	March 15, 2021 (T+10)

The Issuer expects that delivery of the Notes will be made to investors on or about the Settlement Date, which will be the tenth business day following the Trade Date (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required, subject to certain exceptions, to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next seven trading days thereafter will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Use of Proceeds	The Issuer estimates that the net cash proceeds from the sale of the Notes will be approximately $201.9 million, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by the Issuer.

The Issuer intends to use the net proceeds from the issuance and sale of the Notes, together with a portion of the net proceeds of the Initial Notes offering and cash on hand, to redeem the remaining $573.1 million aggregate outstanding principal amount of the 2024 Notes, pay down a portion of its revolving line of credit and pay related transaction expenses.

Investment by Affiliated Party	An entity affiliated with one of our directors has indicated its intent to purchase $12.5 million in aggregate principal amount of 2029 Notes and $12.5 million in aggregate principal amount of 2031 Notes.

CUSIP / ISIN Numbers:
2029 Notes	489399 AL9 / US489399AL90
2031 Notes	489399 AM7 / US489399AM73

Minimum Denominations	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers	BofA Securities, Inc.
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
U.S. Bancorp Investments, Inc.
Fifth Third Securities, Inc.
Goldman Sachs & Co. LLC

Co-Manager	BBVA Securities Inc.

* * *

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated December 12, 2019) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from BofA Securities, Inc. by mail at NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, email at dg.prospectus_requests@bofa.com or call toll-free at (800) 294-1322.

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